EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Name	State of Formation and Organization	Trade Name

S And A Commercial Associates Limited Partnership	Maryland	None

Pierre Towers, LLC *	New Jersey	Pierre Towers

Damascus Centre, LLC	New Jersey	Damascus Center

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne Preakness, LLC	New Jersey	Preakness S/C

Grande Rotunda, LLC	New Jersey	The Rotunda

WestFREIT Corp	Maryland	WestFREIT

WestFredic LLC	Maryland	WestFredic

* Owned 100% by S And A Commercial Associates

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